SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 04 August, 2025

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	bp announces Bumerangue discovery, off Brazili dated 04 August 2025

Exhibit 1.1

press release

4 August 2025

bp announces hydrocarbon discovery at
Bumerangue exploration well, offshore Brazil

bp today announced an oil and gas discovery at the Bumerangue prospect in the deepwater offshore Brazil.

bp drilled exploration well 1-BP-13-SPS at the Bumerangue block, located in the Santos Basin, 404 kilometres (218 nautical miles) from Rio de Janeiro, in a water depth of 2,372 metres. The well was drilled to a total depth of 5,855 metres.

The well intersected the reservoir about 500 metres below the crest of the structure and penetrated an estimated 500 metre gross hydrocarbon column in high-quality pre-salt carbonate reservoir with an areal extent of greater than 300 square kilometres.

Results from the rig-site analysis indicate elevated levels of carbon dioxide. bp will now begin laboratory analysis to further characterize the reservoir and fluids discovered, which will provide additional insight into the potential of the Bumerangue block. Further appraisal activities are planned to be undertaken, subject to regulatory approval.

bp holds 100% participation in the block with Pré-Sal Petróleo S.A. as the Production Sharing Contract manager. bp secured the block in December 2022 during the 1st Cycle of the Open Acreage of Production Sharing of ANP, on very good commercial terms.

Gordon Birrell, bp's executive vice president for Production & Operations said: "We are excited to announce this significant discovery at Bumerangue, bp's largest in 25 years. This is another success in what has been an exceptional year so far for our exploration team, underscoring our commitment to growing our upstream. Brazil is an important country for bp, and our ambition is to explore the potential of establishing a material and advantaged production hub in the country."

Bumerangue is bp's tenth discovery in 2025 to date. bp has already announced oil and gas exploration discoveries at: Beryl and Frangipani in Trinidad, Fayoum 5 and El King in Egypt, Far South in the Gulf of America, Hasheem in Libya and Alto de Cabo Frio Central in Brazil, plus discoveries in Namibia and Angola through Azule Energy, its 50-50 joint venture with Eni.

bp plans to grow its global upstream production to 2.3-2.5 million barrels of oil equivalent a day in 2030, with the capacity to increase production out to 2035.

This announcement contains inside information. The person responsible for arranging the release of this announcement on behalf of BP p.l.c., is Ben Mathews, Company Secretary.

Notes to editors:

●    bp has been in Brazil for more than 50 years, with a diverse portfolio.
●    The Bumerangue block was awarded to bp in December 2022, with terms including 80% cost oil and 5.9% profit oil.
●     bp holds an interest in eight offshore blocks across three basins in Brazil, with four as the operator. The appraisal well for the Alto de Cabo Frio Central discovery (bp 50%, Petrobras 50% interest and operator) has recently spud.
●     In addition to the Bumerangue prospect drilling campaign this year, an exploration well is planned for the Tupinambá block in 2026.

Further information:
bp press office: bppress@bp.com, +44 (0)7831 095541.

Cautionary statement:
In order to utilize the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 (the 'PSLRA') and the general doctrine of cautionary statements, bp is providing the following cautionary statement.

This announcement contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events and circumstances - with respect to the financial condition, results of operations and businesses of bp and certain of the plans and objectives of bp with respect to these items. These statements are generally, but not always, identified by the use of words such as 'will', 'expects', 'is expected to', 'targets', 'aims', 'should', 'may', 'objective', 'is likely to', 'intends', 'believes', 'anticipates', 'plans', 'we see' or similar expressions. In particular, the following, among other statements are all forward-looking in nature: expectations in relation to the outcome of laboratory testing and analysis of hydrocarbon samples recovered from the Bumerangue block including in respect of the characteristics of the reservoir and fluids discovered and the insight that analysis may provide into the potential of the Bumerangue block; bp's plans and expectations in relation to any further appraisal activities; and bp's plans for its upstream production levels in 2030 and 2035. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of bp. Actual results or outcomes, may differ materially from those expressed in such statements, depending on a variety of factors, including the risk factors discussed under "Risk factors" in bp's most recent Annual Report and Form 20-F as filed with the US Securities and Exchange Commission and in any of our more recent public reports.

Our most recent Annual Report and Form 20-F and other period filings are available on our website at www.bp.com, or can be obtained from the SEC by calling 1-800-SEC-0330 or on its website at www.sec.gov.
This announcement contains references to non-proved resources that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosures in our Form 20-F, SEC File No. 1-0626

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 04 August 2025
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary